

Product Concept Overview

August 2017

Brian Gettelfinger
brian@spikesbeerice.com
513-620-5121

Spikes Beverage Co.
7832 New England Ct
West Chester, OH 45069

Your Beer is Getting Warm











Ice Cold, 7.5% ABV

Three Great Flavors
To pair with your favorite drinks

Light Pilsner
Hefeweizen
Whiskey Sour



Mexican Lager
Saison
Vodka Gimlet



Gose
Blonde
Champagne



Natural flavors & Grain Neutral Spirits
Excellent taste specially formulated to compliment your favorite drink

Initial Sales and Marketing Success

Product Offerings

-Flavors Choices

traditional tastes (Lemon & Lime) experimentation (Strawberry)

-Package Choices

Low trial barrier ($1.67)



Trade-up on Repeat ($4.99)



Test Results to Date

-Prominent Shelving

Frozen or Ambient Display



-Effective Results

Initial results average $75/week in target C-stores – illustrating market potential of >$100MM

10X potential exists in other channels based on alcohol wholesale history

Mobilized Followers

- Aggressive Advocates

Contests incentive sharing our message and adding friends



Naturally share product experiences



Gain us distribution at members' favorite venues!

End-to-end winning proposition

Consumer Appeal

- Demand for Variety
- Incremental benefits







Customer Appeal

- Innovation in declining category
- Accretive Purchases (unlike craft)





Ownership Appeal

- $500MM Market potential
- Gross Margin >60%
- Scalable to any market

Copack - Distribute - Market



M&A landscape









Freeze. Drop. Enjoy.